GlenRose Instruments Inc.

45 First Avenue, Waltham, MA 02451

Phone: (781) 622-1117, Fax (781) 622-1027

June 4, 2007

Via Edgar

Jennifer R. Hardy
Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, DC  20549

Re:	GlenRose Instruments Inc.
Form 10
File No. 000-51645

Dear Ms. Hardy:

The purpose of this letter is to respond to your letter of May 4, 2007 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses. We are concurrently filing Amendment No.2 to Form 10 (the “Revised Form 10”).

Critical Accounting Policies, page 22,

1.            Please add a Goodwill title to your goodwill accounting policy on page 24. Your current presentation is unclear for your readers.

Response:  We have added a Goodwill title to our goodwill accounting policy on page 24.

Results of Operations, page 24

2.            We have reviewed your revised disclosures in response to our prior comment 18. It is unclear how you have fully responded to our prior comment. Specifically, you have not quantified the reasons for the fluctuations in your revenue, cost of sales, or general and administrative expenses, For example, in your general and administrative expenses discussion, quantify the number of indirect personnel that you reduced and the impact of this decrease on your general and administrative expenses. In consideration that you discuss your 2004 goodwill impairment, disclose this amount in your discussion of results. Therefore, we repeat our prior comment 18.

Please also expand your results of operations discussion of fiscal year 2006 compared to fiscal year 2005 to quantify the reasons for the fluctuations in your results. Your disclosures continue to be vague in consideration that your revenue in 2006 increased 7% and you disclose that revenue increased by the addition of new contracts and growth in existing contracts. However, your discussion of contract work from DOE sites being slowed in the fourth quarter would indicate that your overall revenue decreased. In order for your readers to better understand fluctuations in your revenue please quantify the effect of each of your major contracts on your revenue. In addition, quantify the number of personnel added to the existing number of personnel and the dollar impact it had on your general and administrative expenses.

In light of your discussion of fluctuations in your cost of sales for 2006 specifically that personnel costs increased as you hired permanent and temporary staff to handle the increase in the project tasks, it is unclear how you concluded that your gross profit increased due to better utilization of resources and reduced overhead. Please advise or revise.

Response:

In response to your request, we have included segment data through the gross profit margin line in our discussion of “Results of Operations”. We have updated the tables and modified the discussion accordingly in the amended Form 10. We have also revised Note 11 of our financial statements to include a revised segment table.

Revenue growth for the two segments is shown with the contribution of new contracts, which replaced completed contracts. In 2006 we were able to charge more of our technical staff directly to contracts as compared with 2005 when part of our technical staff was overhead. In addition, we added new staff to service contracts, which were billable without adding to our overhead. When our Analytical Laboratories are not operating at capacity, it is possible to process more samples without adding personnel or overhead, which is a more efficient utilization of facilities and labor. The gross profit increases accordingly. On the Hanford contract, we added 17 direct personnel while reducing the indirect personnel by three. The rest of the Eberline staff was reduced a net 13 personnel as permanent staff were reduced and temporaries were released rather than having them remain and be on overhead. These factors resulted in better staff utilization in 2006. The increase in G&A expenses was due to increased efforts in business development and requirements at the GlenRose Instruments level. The effect was the equivalent of adding three personnel to the staff.

Fiscal Year 2006 Compared to Fiscal Year 2005

Revenues in 2006 were $31,929,784, an increase of $2,131,493 or 7% from $29,798,291 in 2005. Revenues increased by the addition of new contracts and growth in existing contracts. While work from the DOE sites was strong in the first nine months of the year for all parts of the company, contract work from DOE sites slowed in the fourth quarter as the DOE and its prime contractors operated without an approved budget from Congress. This budget uncertainty resulted in projects being delayed awaiting news of whether a continuing resolution or budget would be used to fund environmental operations. The company made up some of the DOE decrease by adding contracts from other sources. Analytical contracts at our laboratories saw increased demand for the year, particularly the Fluor Hanford contract, for both radiochemistry and mixed waste. Our analytical laboratory revenues in 2006 increased by $1,505,056 or 17% and our environmental services revenues increased by $626,438 or 3%. The RCC contract scope of work at Hanford increased throughout the year and staff was added to meet the increased demand; the revenues from the RCC contract increased 8% over 2005. New contracts compensated for earlier projects and contracts that were completed. Two new projects contributed significantly to the environmental services revenues; these contacts included a radiological survey for a Navy contractor at a base closure in California and a firm-fixed-price remediation contract using the segmented gate system in New Orleans. The Navy contract started in July and was completed in November. The segmented gate system contract began in June and continued through the end of the year with the work expected to last at least through mid-2007. We were also awarded contracts for nondestructive assay support at the Idaho National Laboratory and for a survey of stationary and mobile radioactive sources for the Department of Transportation; these two contracts were minor contributors to revenues in 2006 due to the timing of the awards late in the year. The segmented gate system, Navy, and Department of Transportation contracts are representative of efforts to expand our work beyond the DOE marketplace. The new contracts contributed more than $1,383,744 in revenues in the last six months of 2006.

Our costs of sales in 2006 were $28,924,948, an increase of $1,685,217 or 6% from 2005. The cost of sales at our analytical laboratories in 2006 was $9,323,000, an increase of $648,827 or 7%. The cost of sales for our environmental services in 2006 was $19,601,948, which was an increase of $1,036,390 or 6%. The increase in our costs of sales in 2006 was primarily affected by higher revenue from growing contracts and new contracts and to a lesser extent by material costs related to the need to analyze a larger number of samples. Personnel costs increased as the company hired permanent and temporary staff to handle the increase in the project tasks.

Gross profit in 2006 was $3,004,836, an increase of $446,276 or 17% from 2005. The gross profit margin increased from 8.6% to 9.4%.

General and administrative expense in 2006 was $2,392,368, an increase of $332,698 or 16% from 2005. The increase was caused by increased business development activities and additional general and administrative personnel and related expenses at the newly formed Instrument division. The business development activities resulted in an increase of $125,730 in personnel and consulting costs. The corporate G&A at GlenRose Instruments was $383,726, which was an increase of $327,039 over 2005.

Operating income in 2006 was $612,468, an increase of $113,578 or 23% over the same period in 2005.

Other expenses decreased in 2006 to $252,190 from $296,106 in 2005, a decrease of $43,916 or 15%. Our interest expense decreased by 14% as we decreased our outstanding debt, although the interest rate on our notes, which is tied to the prime rate, increased in 2006. Our interest income increased due to the increase in the average outstanding balance on our deposit accounts and because of the higher interest rate on our money market accounts.

The company recorded a tax benefit of $152,313 in 2006 compared to $0 in 2005.  As of December 31, 2006, the company had a deferred tax asset balance of $478,366 related to the net operating losses of the company’s Lionville subsidiary. These losses are subject to separate return limitation year (“SRLY”) treatment and may only be utilized against income from Lionville. As of December 31, 2006, the company believes that it is more likely than not that it will not realize the balance of these assets, and has therefore reduced the deferred tax asset by a valuation allowance in the amount of $478,366. Other significant components of the SFAS-109 “Accounting for Income Taxes” calculation include deferred tax assets associated with book-tax differences on the impaired Lionville goodwill and depreciable equipment, permanent purchase accounting adjustments, accrued payroll liabilities, and non-deductible interest associated with the subordinated note agreements at Lionville. For the year ended December 31, 2006, provision for income taxes as computed in accordance with SFAS-109 resulted in a tax benefit of $152,313.

Net Income in 2006 was $512,591 compared to $202,784 in 2005.

Fiscal Year 2005 Compared to Fiscal Year 2004

Revenues in 2005 were $29,798,291, an increase of $1,645,373 or 6% from 2004. Revenue for our environmental services was $21,061,619 in 2005, an increase of $1,587,980 or 8% over 2004 and revenue for our analytical laboratories was $8,736,671 in 2005, an increase of $57,392 or 1% over 2004. Contracts for analytical laboratories increased at the Fluor Hanford site and Lawrence Livermore National Laboratory, and a new contract was initiated with a prime contractor for the Navy. The increase in work at Hanford for environmental services was forecasted and was consistent with the increased scope of work at the site as the ERC contract concluded and the transition was made to RCC contract. Additionally, we completed a radiological nondestructive assay contract at Idaho National Laboratory. In the fourth quarter of 2005 we started a contract with Kellogg Brown & Root (“KBR”) for environmental consulting support to their activities in Louisiana and Mississippi in the wake of hurricane Katrina. These increased efforts helped to offset the one time revenue that derived from the completion of a significant waste management task order for LANL that was conducted by our environmental staff in 2004.

The cost of sales in 2005 was $27,239,731, an increase of $986,794 or 4% from 2004. The cost of sales for the analytical laboratories decreased $863,057 or 9% to $8,674,173 in 2005. The cost of sales for the environmental services was $18,565,558 in 2005, an increase of $1,849,851 or 11% over 2004.

General and administrative expense in 2005 was $2,059,670 a decrease of $536,697 or 21% from 2004. Our general and administrative expenses decreased due to more efficient use of indirect personnel. During the year we reduced indirect personnel, which resulted in lesser costs and increased direct personnel in response to increased scope of work. In December 2004, in conjunction with the reorganization and restatement of Lionville Labs and Eberline Services, the Company tested the goodwill associated with Lionville in accordance with SFAS-142. Goodwill that arose at Lionville of $606,403 was considered impaired and written off in 2004.The company utilized a two-step approach, with the valuation based primarily on discounted cash-flow analysis. At year-end 2004, the net present value (NPV) of the projected future cash flows associated with Lionville indicated that the entire amount of the goodwill was impaired. For the year ending 2004, Lionville’s accumulated deficit was $2.7 million.

Our operating income was $498,890 in 2005 compared to a loss of $1,302,789 in 2004. Our operating income increased due to revenue increase and more effective cost controls.

The company’s effective tax rate in 2005 was 0%, versus a rate of negative 22.5% in 2004. During 2004, the company wrote off all deferred tax assets related to its Lionville subsidiary, based on its conclusion that it was more likely than not that, the deferred tax assets would not be realized. These assets consisted primarily of net operating loss carryforwards that had arisen prior to the time that Lionville was consolidated with the company, and the write-off in 2004 of the Lionville goodwill. The total increase in the valuation allowance in 2004 was $669,246 resulting in a total tax provision for the year of $359,088. During 2005, the company had positive taxable income, and was able to offset its current tax provision by reversing a portion of the valuation allowance previously established. The company offset its entire 2005 provision by reversing $76,276 of valuation allowance. At the end of 2005, the company had a $33,160 deferred liability on its balance sheet.

Our net income was $202,784 in 2005 versus a loss of $1,957,740 in 2004. The main factors contributing to the positive net income in 2005 were the general improvement in the business and the absence of one-time charges that were taken in 2004, such as goodwill write-off and the reversal of tax credits taken in previous years at the Lionville laboratory and severance payments to personnel. In fiscal year 2005, a tax credit of $427,092 was available due to prior year losses and is reflected in the net income.

Contractual Obligations, page 30

3.            We note that you have added a contractual obligations table in response to our prior comment 15. Please revise your table to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350 “Interpretation: Commission

Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response: We have revised the table on page 30 to include interest commitments under our interest-bearing debt.

Executive Compensation, page 39

4.            It appears that you are using the old executive compensation table and related transactions disclosure. For registration statements filed on or after December 15, 2006, that are required to include Items 402 and 404 of Regulation S-B must comply with the requirements adopted by the Commission and published in Release No. 33-8732A, Please revise to include the new tables, including the director compensation table, For guidance, you may wish to refer to our compliance and disclosure interpretations and our transition questions and answers on executive compensation and related person disclosure, both of which are available in the Division of Corporation Finance’s section under “SEC Divisions” on the Commission’s website at www.sec.gov.

Response: We have revised the compensation tables on page 39 to comply with the recent regulations.

Goodwill, page 59

5.            We have reviewed your revised disclosures in response to our prior comment 30. Please expand your disclosures to describe the facts and circumstances that lead to this impairment. Refer to paragraph 47(a) of SFAS 142.

Response: Please see revised discussion as follows:

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is subject to an impairment test in the fourth quarter of each year. Goodwill is also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Prior to December 2004, the Goodwill at Lionville was not tested as part of the annual audit requirement and the audit opinion explicitly excluded goodwill.  In 2004, the Lionville stock was transferred to Eberline Services and Lionville was subject to the audit requirements of Eberline Services. During the subsequent restatement to account for the entity under common control, management tested goodwill for impairment in accordance with SFAS-142. Management determined, and the auditors concurred, that goodwill that arose at Lionville of $606,403 was considered impaired and was accordingly written off in 2004. The company utilized a two-step approach, with the valuation based primarily on discounted cash-flow analysis. At year-end 2004, the net present value (NPV) of the projected future cash flows associated with Lionville indicated that the entire amount of the goodwill was impaired. An overall reduction in the analytical sample market contributed to the decline in sales. Goodwill for the Eberline Services unit in the amount of $2,740,913 was tested in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142 — “Goodwill and Other Intangibles” as of December 31, 2006 and December 31, 2005 respectively and was not considered to be impaired.

Note 7—Related-Party Transactions, page 65

6.            In consideration that the amounts due from GlenRose Partnership have remained the same from December 31, 2005 to December 31, 2006 and therefore have been outstanding greater than one year, please reclassify this balance out of current assets or tell us if you expect to receive these amounts this year, Refer to ARE 43, Chapter 3, Section A, paragraph 5.

Response: We have revised our disclosure by adding the following at the end of Note 7:

We anticipate that immediately before the effectiveness of this registration statement we will issue a one-time $503,841 cash dividend to GlenRose Partnership. Immediately upon receipt of such a dividend, GlenRose Partnership will remit $503,841 to us as full payment of the sums due for such administrative and professional services. We expect those transactions to happen in fiscal year 2007.

Note 9 — Income Taxes, page 66

7.            We have reviewed your responses to our prior comments 17 and 32. Please tell us the following:

•      How you determined the amount of $76,276 to reverse your valuation allowance, which you disclose was the amount of your current tax provision in 2005, resulting in an effective tax rate of 0% in 2005.

•      Reconcile your reversal of $76,276 to your December 31, 2005 adjustment to valuation allowance of $170,877 contained in your reconciliation between the federal statutory taxes and effective taxes.

•      Explain the specific facts and circumstances considered to reduce your valuation allowance by $361,757 for the year ended December 31, 2006 in consideration that you reduced your valuation allowance in the prior year.

•      You disclose on page 67 that as of December 31, 2006, you had net operating losses carryforwards of $1,287,039 associated ‘with Lionville. Please explain why this amount is different than the NOL Carryforwards amount for 2006 of $478,366 in the table on page 67 and your disclosure on page 26 that your deferred tax asset balance related to the net operating losses for the Lionville subsidiary are $478,366 as of December 31, 2006.

In light of your significant fluctuations in your effective tax rates each year including your significant adjustments to your valuation allowance, please include a critical accounting policy that discusses your income taxes. Within your policy, please provide robust disclosures about the specific steps that you take to prepare your calculations, such as your assumptions and your basis for the assumptions used.

Response: In response to your comments please note the following:

•      We determined the amount of $76,276 to reverse our valuation allowance by an analysis that considered the overall history of the company. Based on the available evidence we concluded that we should recognize deferred tax assets in an amount sufficient to reduce our overall deferred tax liability to an amount equal to $33,160. Given the fact that we had a significant loss in 2004, and a profitable 2005, we did not feel that it was more likely than not, that additional deferred tax assets would be realized.

•      Please see table below with the reconciliation between the federal statutory taxes and effective taxes.

Pretax Income	$202,784	34.0%	$68,947
State Tax, net of federal		3.2%	6,501
Permanent Items	2,436	0.4%	828
Provision Before Valuation allowance change	$205,220		$76,276
(Reverse) Increase Valuation Allowance		-37.6%	$(76,276)

The actual valuation allowance reversal was $76,276. The rate reconciliation disclosed in the Form 10 was incorrect, as it only reflected the current liability. The table above shows what the actual rate reconciliation should have reflected. The beginning of year valuation allowance was adjusted as result of the tax return to accrual adjustments.

•      Concerning the facts leading to reversal of the $361,757 as was explained in the prior response, based on the continued profitability of the group, it was determined that it was more likely than not that the company would realize its deferred tax assets, except for those related to the losses of the Lionville Laboratory. Therefore, the related valuation allowance was reversed.

•      As of December 31, 2006, the company had a deferred tax asset balance of $478,366 related to the net operating losses of the company’s Lionville subsidiary. These losses are subject to separate return limitation year (“SRLY”) treatment and may only be utilized against income from Lionville. As of December 31, 2006, the Company believes that it is more likely than not that it will not realize the balance of these assets, and has therefore reduced the deferred tax asset by a valuation allowance in the amount of $478,366. The disclosure on page 26 discusses the tax amount related to the loss, whereas the disclosure on page 67 is the gross amount of the loss. ($1,287,039 x 37% is $478,366). As of December 31, 2006 the Company had net operating losses carryforwards of $1,287,039 associated with Lionville, which will expire by December 2016.

We added the following critical accounting policy on income taxes on page 24.

Income taxes are prepared and recorded in accordance with SFAS 109 “Accounting for Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The amount of such provisions is based on various factors, such as the amount of taxable income in the current and prior periods, and the likelihood of continued taxable income. Additionally, management is responsible for estimating the probability that certain tax assets or liabilities can and will be utilized in future periods. The Company believes it records and/or discloses such potential tax liabilities as appropriate and has reasonably estimated its income tax liabilities and recoverable tax assets.

Note 11 — Segment Reporting, page 68

8.            Your response to our prior comment 3 is unclear to us. In your response, you state that you report one segment. However, you have now included a segment footnote as Note 11 in your amended Form 10 that you disclose that you operate in two business segments: Radiochemistry Laboratories and Environmental Services, You also have stated in your response, that upon your acquisition of Eberline Services, you allocated goodwill to the corporation and not between your two reporting segments. However, your disclosure regarding goodwill on page 24 appears to contradict your response in that you disclose that you compare the fair value of each reporting unit to its carrying value, and you determined the full amount of goodwill impaired at your Lionville reporting segment as of December 31, 2004. Further, we note your response to our prior comment 16 that you acquired Eberline Services, Inc. and Lionville Labs, Inc. in separate transactions and you responded to our prior comment 28 that kept these two business units separate. In light of the above, it appears that you have two reportable segments; Environmental Services and Analytical Laboratories.

As such, please revise your segment footnote to include segment financial information for each period that you present an income statement in your filing pursuant to paragraph 25 of SFAS 131.

In addition to your current disclosures of results of operations in your MD&A, expand your results of operations disclosures to include a separate discussion of each of your reportable segments that includes a discussion of revenues, profitability, and cash needs. Refer to FRC 501.06.a.

Response:  GlenRose Instruments Inc. owns 100% of the stock of Eberline Services, Inc. (“ESI”). ESI which includes in consolidation Eberline Services Hanford, Inc. (“ESHI”), Lionville Labs, Inc. (“Lionville”), Eberline Analytical Corporation, Benchmark Environmental Corp. and TMA Norcal Corporation, together with the corporate office of GlenRose Instruments constitute all of the revenues and expenses of the Company.

We currently operate our business activities as one business segment because both are service related and primarily serve the Federal government and its prime contractors. Dr. Shelton Clark serves as the President of Eberline Services and reporting to him are the four laboratory managers, three environmental services mangers, and the controller. Although we keep separate profit and loss statements for every activity, we manage our purchasing, payroll administration, cash management, bank accounts, accounts payable, and accounts receivable across the entire business and keep balance sheet accounts for Eberline Services only. We use a total cost input basis for government accounting, which has been audited and approved by the Defense Contracting Agency Administration (“DCAA”). We allocate general and administrative expenses according to DCAA procedures and we maintain general and administrative functions consisting of all executive management, business development, accounting & finance, and human resource personnel that support the entire business. Therefore, we currently manage our business as one business segment and any previous reference to segment information on the Notes to the financials on our auditor’s report was prepared for disclosure purposes only.

However, in response to your comment about two reportable segments and for more accurate disclose to our readers we have separated our business into two segments, Environmental Services and Analytical Laboratories.

The analytical laboratories consist of four separate labs serving a wide variety of federal, state and local governments. The laboratories are located in Richmond, CA, Albuquerque, NM, Oak Ridge, TN, and Exton, PA (the “Lionville Lab”). A dedicated lab manger is responsible for the operation of each laboratory. Management monitors the performance of each laboratory separately. Intercompany costs and sales are eliminated in the consolidated financial statements.

When we purchased the Lionville Lab, we did not allocate that goodwill across the entire laboratory business but instead kept it at the Lionville level. Therefore, Prior to December 2004, the Goodwill at Lionville was not tested as part of the annual audit requirement and the audit opinion explicitly excluded goodwill.  In 2004, the Lionville stock was transferred to Eberline Services and Lionville was subject to the audit requirements of Eberline Services. During the subsequent restatement to account for the entity under common control, management tested goodwill for impairment in accordance with SFAS-142. Management determined, and the auditors concurred, that goodwill that arose at Lionville of $606,403 was considered impaired and was accordingly written off in 2004. The company utilized a two-step approach, with the valuation based primarily on discounted cash-flow analysis. At year-end 2004, the net present value (NPV) of the projected future cash flows associated with Lionville indicated that the entire amount of the goodwill was impaired. An overall reduction in the analytical sample market contributed to the decline in sales.

The Environmental Services provide engineering and technical support to Los Alamos National Lab, the Department of Energy’s Hanford Site, as well as other government and commercial agencies.

In our Form-10Q filing on May 14, 2007 we have presented segment information for the periods ending April 1, 2007 and April 2, 2006 respectively. However, the information presented is shown on the Notes to the Financial Statements only and does not include a general and administrative (“G&A”) allocation. The method of G&A allocation used in previous audit reports was presented according to DCAA procedures and as shown does not accurately reflect the real G&A expenses the two business segments plus our corporate account represent.

We are currently in the process of developing a more accurate method to allocate our G&A costs across our newly formed business segments and are prepared to discuss it with our external auditors when they prepare their second quarter review. In that filing we will expand our disclosures in the results of operations in our MD&A, as requested, to include a separate discussion on each of our reportable segments that includes a discussion of revenues, profitability and cash needs.

9.            In addition, we repeat our prior comment 3 to provide us with copies of the relevant financial reports reviewed by your chief operating decision maker.

Response: Attached are examples of the financial reports you requested. Dr. Clark uses these reports on a daily, weekly, or monthly basis in order to manage the Eberline Services operations. Dr. Clark daily reviews cash reports from our three primary bank accounts, and our accounts receivables report is reviewed multiple times per week. Our accounts payable report is reviewed weekly when disbursements are made after being approved by Dr. Clark. Our accounts payable report includes all Eberline Services payables, including environmental services and analytical laboratory Services. The income statement and balance sheet of Eberline Services is reviewed monthly. These reports include: a) Eberline Services with three labs and Environmental Services, b) Lionville Laboratory, and c) consolidated financials. The cash flow reports for the consolidated company are reviewed monthly.

*  *  *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Our Form 10-K will be conformed to the final disclosures in the Form 10 at such time that the staff has indicated that it has no further comments on the Form 10. Please call me at (781) 622-1117, or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

GLENROSE INSTRUMENTS INC.

/s/ Anthony S. Loumidis

By: Anthony S. Loumidis
Chief Financial Officer

cc:  Ryan Rohn, Staff Accountant

       Al Pavot, Senior Accountant

       Matt Franker, Staff Accountant